eMagin Corporation
                                  2070 Route 52
                        Hopewell Junction, New York 12533


                                                  August 26, 2005


VIA EDGAR
----------

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:   Russell Mancuso, Legal Branch Chief
              Donald C. Hunt, Attorney-Advisor

              Re:   eMagin Corporation
                    Post Effective Amendment No. 2 to
                    Registration Statement on Form SB-2 on Form S-3 Filed August 4, 2005 (File No. 333-112579)

Ladies and Gentlemen:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), eMagin Corporation (the
"Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on Tuesday August 30, 2005, or as soon thereafter as possible.

        We hereby acknowledge the following:
         o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             eMagin Corporation

                                             By: /s/ John Atherly
                                             --------------------
                                             Name: John Atherly
                                             Title:  Chief Financial Officer